SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )(1)

                             CHINA NATURAL GAS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   168910 10 7

                                 (CUSIP Number)

                                  Mr. Qinan Ji
                      Tang Xing Shu Ma Building, Suite 418
                                 Tang Xing Road
                               Xian High Tech Area
                             Xian, Shaanxi Province
                                      China
                                 86-29-88323325
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 6, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ?.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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______________________

             (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

             The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

-------------------------------------------                                        ----------------------------------------

          CUSIP No. 222891 10 3                              13D                   Page 2 of 5 Pages

-------------------------------------------                                        ----------------------------------------

--------- ----------------------------------------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          Qinan Ji
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS n/a

--------- ----------------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) |_|

          (b) |_|
--------- ----------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------------

4         SOURCE OF FUNDS*
          OO

--------- ----------------------------------------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or
          2(e)
          |_|

--------- ----------------------------------------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          China
--------- ----------------------------------------------------------------------------------------------------------------

----------------------- ----- ---------------------------------------------------------------------------------------------

                          7   SOLE VOTING POWER

   NUMBER OF SHARES           764,058 shares of common stock.
                        ----- ---------------------------------------------------------------------------------------------

     BENEFICIALLY         8   SHARED VOTING POWER
       OWNED BY               718,841
                        ----- ---------------------------------------------------------------------------------------------

         EACH             9   SOLE DISPOSITIVE POWER
      REPORTING               764,058  shares of common stock.
                        ----- ---------------------------------------------------------------------------------------------

     PERSON WITH         10   SHARED DISPOSITIVE POWER
                              718,841
                        ---------------------------------------------------------------------------------------------------

--------- -----------------------------------------------------------------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,482,899 shares of common stock.
--------- -----------------------------------------------------------------------------------------------------------------

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN
          SHARES*
          |_|
--------- -----------------------------------------------------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          29.3%
--------- -----------------------------------------------------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*

          IN
--------- -----------------------------------------------------------------------------------------------------------------

-------------------------------------------                                        ----------------------------------------

          CUSIP No. 222891 10 3                              13D                   Page 3 of 5 Pages

-------------------------------------------                                        ----------------------------------------

--------- ----------------------------------------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          Xian Sunway  Technology & Industry Co., Ltd.

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS n/a

--------- ----------------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a) |_|

          (b) |_|
--------- ----------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------------

4         SOURCE OF FUNDS*
          OO

--------- ----------------------------------------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or
          2(e)
          |_|

--------- ----------------------------------------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          China

--------- ----------------------------------------------------------------------------------------------------------------

----------------------- ----- ---------------------------------------------------------------------------------------------

                          7   SOLE VOTING POWER

   NUMBER OF SHARES           718,841 shares of common stock.
                        ----- ---------------------------------------------------------------------------------------------

     BENEFICIALLY         8   SHARED VOTING POWER
       OWNED BY               0
                        ----- ---------------------------------------------------------------------------------------------

         EACH             9   SOLE DISPOSITIVE POWER
      REPORTING               718,841 shares of common stock.
                        ----- ---------------------------------------------------------------------------------------------

     PERSON WITH         10   SHARED DISPOSITIVE POWER
                              0
                        ----- ---------------------------------------------------------------------------------------------

--------- -----------------------------------------------------------------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          718,841 shares of common stock.
--------- -----------------------------------------------------------------------------------------------------------------

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN
          SHARES*
          |_|
--------- -----------------------------------------------------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.2%
--------- -----------------------------------------------------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*

          CO
--------- -----------------------------------------------------------------------------------------------------------------

                                                               Page 4 of 5 Pages

Item 1.  Security and Issuer.

          This statement relates to shares of the common stock, par value $.0001 per share, of China Natural Gas, Inc. (formally Coventure International Inc.), a Delaware corporation (the "Company"). The principal executive offices of the Issuer are presently located at Tang Xing Shu Ma Building, Suite 418, Tang Xing Road, Xian High Tech Area, Xian, Shaanxi Province, China.

Item 2. Identity and Background.

          This statement is being filed by Qinan Ji, a citizen of China, and by Xian Sunway Technology & Industry Co., Ltd., a company formed under the laws of the Peoples Republic of China ("Sunway"), and of which Mr. Ji is a control person. Mr. Ji is Chairman of the Board of directors of the Company. Mr. Ji maintains an office at Tang Xing Shu Ma Building, Suite 418, Tang Xing Road, Xian High Tech Area, Xian, Shaanxi Province, China.

          On December 6, 2005, the Company entered into and closed a share purchase agreement with Xian Xilan Natural Gas Co., Ltd., a corporation formed under the laws of the People's Republic of China ("Xilan"), and each of Xilan's shareholders, including Mr. Ji and Sunway (the "Purchase Agreement"). Pursuant to the Agreement, the Company acquired all of the issued and outstanding capital stock of Xilan from the Xilan shareholders in exchange for 4,000,000 shares of Company common stock. In connection with the acquisition of Xilan on December 6, 2005, Mr. Ji was appointed as Chairman of the Board of the Company.

         During the past five years, neither Mr. Ji nor Sunway has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         The sole source of consideration for the issuance of the shares of the Company owned by Mr. Ji and Sunway was the tender of their ownership of outstanding shares of Xilan pursuant to the Purchase Agreement.

Item 4. Purpose of Transaction.

         See Item 2 above.

Item 5.  Interest in Securities of the Issuer.

         Under the rules and regulations of the Securities and Exchange Commission, Mr. Ji beneficially owns 1,482,899 shares of common stock, representing 29.3% of the outstanding shares of common stock of the Company. Sunway beneficially owns 718,841 shares of common stock, representing 14.2% of the outstanding shares of common stock of the Company. The percentage of outstanding shares of common stock is computed based on 5,051,022 shares of common stock outstanding. Except for the transactions described herein, neither Mr. Ji nor Sunway has any plans, arrangements or agreements for the acquisition or issuance of additional shares of the Company's common stock or other securities convertible into equity securities of the Company.

                                                               Page 5 of 5 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         1. Securities Purchase Agreement dated as of December 6, 2005, by and among Coventure International Inc., Xian Xilan Natural Gas Co.,Ltd. and each of Xilan's shareholders (incorporated by reference to the Company's Form 8-K filed on December 9, 2005).


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

December 19, 2005
                                            /s/ QINAN JI
                                            --------------------------
                                            Qinan Ji

                                            XIAN SUNWAY TECHNOLOGY
                                            & INDUSTRY CO., LTD.


                                            By:/s/ LINGJIUN HU
                                            -----------------------
                                            Name: Lingjiun Hu
                                            Title: CEO